Exhibit 99.1

PolyPid Ltd. Announces Closing of Initial Public Offering and Full Exercise of Underwriters’ Option to Purchase Additional Shares

Petah Tikva, Israel – June 30, 2020 –  PolyPid Ltd. (Nasdaq: PYPD), a Phase 3 clinical-stage pharmaceutical company focused on developing targeted, locally administered and prolonged-release therapeutics using its proprietary PLEX technology, announced the closing of its initial public offering of 4,312,500 ordinary shares, including the full exercise of the underwriters’ option to purchase additional shares, at a price to the public of $16.00 per share, for gross proceeds of $69.0 million. The shares are listed for trading on the Nasdaq Global Market under the symbol “PYPD.”

Barclays and BMO Capital Markets acted as joint book-running managers. Raymond James acted as lead manager. National Securities Corporation, ODDO BHF and A.G.P/Alliance Global Partners acted as co-managers.

A registration statement relating to these securities was declared effective by the Securities and Exchange Commission on June 25, 2020. The offering was made only by means of a prospectus, copies of which may be obtained from Barclays Capital Inc. c/o Broadridge Financial Solutions by mail at 1155 Long Island Avenue, Edgewood, NY, 11717, by email at barclaysprospectus@broadridge.com, or by calling 888-603-5847 or BMO Capital Markets Corp., Attention: Equity Syndicate Department, 3 Times Square, New York, New York 10036, telephone: 1-800-414-3627 or by emailing bmoprospectus@bmo.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

Company contacts:

PolyPid, Ltd.

Dikla Czaczkes Akselbrad
EVP & CFO
Tel: +972-747195700